SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated March 18, 2005.  Grupo TMM and Kansas City Southern Announce Notification of Completion of the Mexican Government’s Audit of TFM’s 1997 Tax Returns

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	KANSAS CITY SOUTHERN CONTACTS:
Brad Skinner	MEDIA & INVESTORS
Investor Relations	William H. Galligan
011-525-55-629-8725 or 203-247-2420	Assistant Vice President Investor Relations
(brad.skinner@tmm.com.mx)	816-983-1551
william.h.galligan@kcsr.com

Proa/StructurA
Marco Provencio	MEXICO
Media Relations	Gabriel Guerra
011-525-55-629-8708 and 011-525-55-442-4948	Media Relations
mp@proa.structura.com.mx	011-525-55-208-0860
gguerra@gcya.net

AT DRESNER CORPORATE SERVICES:
Kristine Walczak
(General investors, analysts and media)
312-726-3600
kwalczak@dresnerco.com

Grupo TMM and Kansas City Southern Announce Notification of
Completion of the Mexican Government’s Audit of TFM’s 1997 Tax Returns

Mexico, D.F. and Kansas City, MO, March 18, 2005. Grupo TMM, S.A. (TMM) (BMV: TMM A and NYSE: TMM) and Kansas City Southern (KCS) (NYSE: KSU) announced that TFM, S.A. de C.V. (“TFM”) was notified on March 16, 2005, by the Mexican Fiscal Administration Service (“Servicio de Administración Tributaria” or the “SAT”) that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit.

In the notice, the SAT states that TFM did not supply documentation complying with the requirements of the Mexican fiscal code and, therefore, it was not entitled in its 1997 tax returns to depreciate and deduct the concession title, the railway equipment and other assets that were assets of TFM at the time that it was privatized in 1997. TMM and KCS believe that this determination is without merit, and that it is based on the SAT seeking documents that the Mexican government itself failed to produce and provide to TFM.

This action by the SAT follows the recent Mexican Appellate Court decision that TFM is entitled to receive from the Mexican Government a value added tax refund certificate, increased by inflation and interest from 1997 until the date that the refund certificate is delivered to TFM.

As part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.

TMM and KCS believe that the audit findings by the SAT and the continued attachment of the original value added tax certificate lack any legal merit, and they expect TFM to contest through appropriate legal means the conclusions of this tax audit and any penalties or taxes that may subsequently be assessed.

TMM and KCS continue their discussions with Mexican Government authorities aimed at resolving the existing disputes between the Mexican Government and TMM and KCS, including TFM’s right to receive a value added tax refund.

KCS has filed with the Securities and Exchange Commission and sent to its shareholders a definitive proxy seeking shareholder approval of the issuance of additional shares which would be used to effect the purchase of the controlling interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., which owns all of the shares of TFM entitled to full voting rights.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary domestic holdings include The Kansas City Southern Railway Company (KCSR), founded in 1887 and The Texas Mexican Railway Company, founded in 1885. Headquartered in Kansas City, Mo., KCSR serves customers in the central and south central regions of the United States. KCS’ rail holdings and investments, including TFM, S.A. de C.V., are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico. Visit KCS at www.kcsi.com

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM's and KCS' management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM's and KCS' respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In connection with the proposed transaction, KCS has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a definitive proxy statement soliciting stockholder approval of certain actions in connection with the transaction. Stockholders are urged to read the definitive proxy statement, as well as any amendments and supplements to the definitive proxy statement (if and when they become available) and any other relevant documents filed with the SEC, because they contain important information about the transaction. Stockholders and investors may obtain the definitive proxy statement, filed with the SEC on February 28, 2005, and any other relevant documents free of charge at the SEC's Internet web site at www.sec.gov. Stockholders may also obtain free of charge such definitive proxy statement and any other relevant documents by contacting the office of the Corporate Secretary at KCS' principal executive offices at (816) 983-1538. Written requests should be mailed to P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105). KCS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from KCS stockholders with respect to approval of certain actions in connection with the transaction. Information regarding these directors and executive officers can be found in KCS's proxy statement on Schedule 14A, filed with the SEC on April 5, 2004, in connection with the 2004 annual meeting of KCS stockholders. Information about such directors' and executive officers' beneficial ownership interests in KCS can be found in KCS's proxy statement on Schedule 14A, filed with the SEC on February 28, 2005 in connection with the special meeting of stockholders scheduled for March 29, 2005. Investors may obtain additional information regarding the interests of such participants by reading such proxy statement filed in connection with the transaction.